Exhibit 99.1

Motional AD LLC
Consolidated Financial Statements
December 31, 2023
(With Report of Independent Auditors)

MOTIONAL AD LLC

Table of Contents

Report of Independent Auditors
Consolidated Financial Statements:	Page(s)
Consolidated Balance Sheets	5
Consolidated Statements of Operations and Comprehensive Loss	6
Consolidated Statements of Members’ Equity	7
Consolidated Statements of Cash Flows	8
Notes to Consolidated Financial Statements	9-21

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Report of Independent Auditors

To the Board of Directors of Motional AD LLC

Opinion

We have audited the consolidated financial statements of Motional AD LLC, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, Members’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has limited financial resources, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions,

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misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 22, 2024

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Motional AD LLC
Consolidated Balance Sheets
(in millions, except unit amounts)
	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$61	$56
Marketable securities (Note 3)	56	406
Related party receivables (Note 10)	6	11
Prepaid expenses and other current assets	30	37
Total current assets	$153	$510
Long-term assets:
Marketable securities (Note 3)	—	111
Property and equipment, net (Note 4)	81	121
Operating lease right-of-use assets (Note 6)	50	60
Intangible assets, net (Note 5)	346	401
Goodwill (Note 5)	1,806	1,806
Related party receivables (Note 10)	12	12
Other long-term assets	11	4
Total long-term assets	$2,306	$2,515
Total assets	$2,459	$3,025
LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	26	27
Operating lease liabilities (Note 6)	13	13
Accrued liabilities	47	72
Total current liabilities	$86	$112
Long-term liabilities:
Operating lease liabilities (Note 6)	39	50
Deferred tax liabilities (Note 9)	22	16
Other liabilities	6	5
Total long-term liabilities	$67	$71
Total liabilities	$153	$183
Members' equity:
Class A-1 Units, unlimited units authorized and 400,000,000 units outstanding as of December 31, 2023 and 2022	4,017	4,017
Class A-2 Units, 44,444,400 units authorized and 2,921,926 and 1,242,879 units outstanding as of December 31, 2023 and 2022, respectively	109	52
Accumulated deficit	(1,820)	(1,218)
Accumulated other comprehensive income	—	(9)
Total Members' equity	$2,306	$2,842
Total liabilities and Members' equity	$2,459	$3,025

The accompanying notes are an integral part of these audited consolidated financial statements

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Motional AD LLC
Consolidated Statements of Operations and Comprehensive Loss
(in millions)
	Year Ended December 31,
	2023	2022	2021

Revenue	$1	$1	$1
Research and development	476	425	327
Selling, general and administrative expenses	114	136	106
Amortization expense	12	12	14
Operating loss	(601)	(572)	(446)
Interest income	3	4	3
Other income/(loss), net	2	(9)	(1)
Loss before income taxes	(596)	(577)	(444)
Income tax (expense)/benefit	(6)	(5)	(7)
Net loss	$(602)	$(582)	$(451)

Other comprehensive loss:
Unrealized gain/(loss) on available for sale securities, net of tax	9	(12)	(4)
Other than temporary impairment of available for sale securities recorded in Other (loss)/income	—	7	—
Total comprehensive loss	$(593)	$(587)	$(455)

The accompanying notes are an integral part of these audited consolidated financial statements

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Motional AD LLC
Consolidated Statements of Members' Equity
Year ended December 31, 2023, 2022, and 2021
(in millions, except unit amounts)
	Class A-1 Units	Class A-1 Amount	Class A-2 Units	Class A-2 Amount	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Members' Equity

Balance at December 31, 2020	400,000,000	$4,017	—	$7	$(185)	$—	3,839
Net loss	—	—	—	—	(451)	—	(451)
Other comprehensive loss	—	—	—	—	—	(4)	(4)
Unit-based compensation	—	—	—	19	—	—	19
RSU vesting, net of units withheld for taxes	—	—	415,458	(2)	—	—	(2)
Balance at December 31, 2021	400,000,000	$4,017	415,458	$24	$(636)	$(4)	$3,401
Net loss	—	—	—	—	(582)	—	(582)
Other comprehensive loss	—	—	—	—	—	(5)	(5)
Unit-based compensation	—	—	—	32	—	—	32
RSU vesting, net of units withheld for taxes	—	—	827,421	(4)	—	—	(4)
Balance at December 31, 2022	400,000,000	$4,017	1,242,879	$52	$(1,218)	$(9)	$2,842
Net loss	—	—	—	—	(602)	—	(602)
Other comprehensive income	—	—	—	—	—	9	9
Unit-based compensation	—	—	—	66	—	—	66
RSU vesting, net of units withheld for taxes	—	—	1,679,047	(9)	—	—	(9)
Balance at December 31, 2023	400,000,000	$4,017	2,921,926	$109	$(1,820)	$—	$2,306

The accompanying notes are an integral part of these audited consolidated financial statements

Motional AD LLC
Consolidated Statements of Cash Flows
(in millions)
	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss	$(602)	$(582)	$(451)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	89	56	52
Amortization	12	12	14
Deferred income taxes	6	3	7
Unit-based compensation	66	32	19
Other	2	12	19
Change in operating assets and liabilities:
Related party receivables	5	(5)	18
Prepaid expenses and other assets	—	(5)	(6)
Operating leases	—	1	1
Accounts payable	5	12	10
Accrued liabilities	(25)	8	1
Net cash used in operating activities	(442)	(456)	(316)
Cash flows from investing activities:
Purchases of marketable securities	—	(36)	(841)
Sales and maturities of marketable securities	469	421	970
Purchases of property and equipment	(13)	(28)	(30)
Net cash provided by (used in) investing activities	456	357	99
Cash flows from financing activities:
Taxes withheld and paid on employees’ restricted unit awards	(9)	(4)	(2)
Net cash used in financing activities	(9)	(4)	(2)
(Decrease) increase in cash and cash equivalents	5	(103)	(219)
Cash and cash equivalents at beginning of the year	56	159	378
Cash and cash equivalents at end of the year	$61	$56	$159

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)Organization and Summary of Significant Accounting Policies

(a)General and basis of presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Motional AD LLC (the “Company”) is a Delaware corporation and successor to Hyundai-Aptiv AD LLC which is the successor to Aptiv Holding Company, LLC that was formed on October 21, 2019. The Company’s general operations commenced upon the closing of a joint venture agreement between Aptiv PLC (“Aptiv”) and the Hyundai Motor Group (“Hyundai”) on March 26, 2020 for purposes of advancing the development of a production-ready automated driving platform available for robotaxi providers, meal delivery providers, fleet operators, and car manufacturers. As part of the joint venture transaction, Hyundai and Aptiv, combined, contributed $1.6 billion of cash in addition to various assets including patents, rights to future services, automated driving technology, employees, and technology centers.

All intercompany balances and transactions have been eliminated in consolidation.

(b)Revenue

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company determines revenue recognition through the following steps:

•Identification of the contract, or contracts, with a customer
•Identification of the performance obligations in the contract
•Determination of the transaction price
•Allocation of the transaction price to the performance obligations in the contract
•Recognition of revenue when, or as, a performance obligation is satisfied

Revenue related to services is recognized over time as the services are provided and the performance obligations are satisfied. Revenue related to perpetual licenses is recognized at a point in time when the license is provided, as the Company has no ongoing performance obligation. Revenue has been immaterial to date.

(c)Unit-based compensation expense

The Company’s unit-based payment plan consist of the Company’s Equity Plan under which grants of unit options, performance unit equivalents, restricted unit equivalents, and unit-based awards (collectively, “Awards”). The Equity Plan is administered by the Company’s Board of Directors and has authorized 44,444,400 Class A-2 Units of the Company for issuance. The Company accounts for unit-based compensation expense in accordance with ASC Topic 718 Compensation – Stock Compensation (“ASC 718”).

The Company used a discounted cash flow method to estimate the fair value of the restricted units issued under the Company’s Equity Plan. The Company also used the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with ASC 718, the Company recognized the compensation cost of unit-based awards on a straight-line basis over the requisite service period of the award. The determination of the fair value of unit-based payment awards utilizing the Black-Scholes option-pricing model is affected by the stock price, expected volatility, expected term, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its units as it is not a public company, and as such, volatility is estimated in accordance with ASC 718 using historical volatilities of similar public entities.

The expected life of the awards is estimated based on the simplified method, as defined in SEC Staff Accounting Bulletin No. 107. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the Company’s awards. The dividend yield assumption is based on history and expectation of paying no dividends. The Company accounts for forfeitures as they occur.

(d)Research and development expenses

All research and development costs are recognized as they are incurred. The Company engages with third party vendors to develop software and hardware components for autonomous vehicles. The Company collects information regarding estimated project completion and prototype delivery to estimate the expenses incurred.

(e)Currency translation adjustments

The functional currency for the Company’s foreign subsidiaries is based on the subsidiaries’ financial and operational environment and is the applicable local currency of the subsidiary. For financial reporting purposes, assets and liabilities of subsidiaries outside the United States of America (the "U.S.") are translated into U.S. dollars using period-end exchange rates. Revenue and expense accounts are transacted at the average rates in effect during the period. Gains and losses from foreign currency translations related to entities whose functional currency is their local currency are credited or charged to accumulated other comprehensive loss as a component of Members’ equity. The impacts of foreign currency transactions have not been material to date.

(f)Income taxes

The Company accounts for income taxes under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities. The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in the valuation allowances are included in the tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, carry‐back and carry‐forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. The Company has the ability and intent to permanently reinvest any earnings in its foreign subsidiaries and therefore does not recognize any deferred tax liabilities that arise from outside basis differences in its investment in subsidiaries.

The Company recognizes, measures, presents, and discloses in its financial statements, uncertain tax positions that the Company has taken or expect to take on a tax return. The Company recognizes in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

The Company’s policy is to classify interest and penalties related to unrecognized tax benefits as income tax expense.

(g)Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that are readily convertible into cash and have original maturities of less than 90 days on the date of the initial investment. Cash equivalents are carried at cost, which approximates their fair market value.

(h)Marketable securities

Marketable securities consist primarily of fixed income debt securities not readily convertible into cash typically with maturities greater than 90 days on the date of the initial investment. Marketable securities are presented as either short-term or long-term based on both their stated maturities as well as the time period the Company intends to hold such securities. The Company determines the appropriate classifications of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date.

As of December 31, 2023 and 2022, the Company has classified all of its marketable securities as available-for-sale pursuant to ASC Topic 320, Investments - Debt and Equity Securities. The Company records available-for-sale securities at fair value, with unrealized gains and losses included in accumulated other comprehensive loss in Members' equity. The Company includes interest and dividends on securities classified as available-for-sale in interest income. Realized gains and losses are recorded in the consolidated statement of operations and comprehensive loss based on the specific-identification method.

The credit risk associated with marketable securities is considered low due to the low risk nature of the investments and custodial banks which hold the investments. The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts or other foreign-hedging arrangements. Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash and cash equivalents and marketable debt securities. Our cash and cash equivalents are generally held with large, diverse financial institutions to reduce the amount of exposure to any single financial institution. The Company follows an investment policy approved by the Board of Directors. Its primary objectives are the preservation of capital and maintenance of liquidity. The Company invests primarily in fixed income instruments denominated and payable in U.S. dollars.

(i)Fair value measurements

ASC Topic 820, Fair Value Measurement ("ASC 820"), establishes a three-level valuation hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1—Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date.

Level 2—Inputs used to measure fair value, other than quoted prices included in Level 1, are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3—Inputs used to measure fair value are unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period.

(j)Property and equipment

Property and equipment is recorded at cost upon acquisition. Depreciation is computed using the straight-line method over the following estimated useful lives:

Classification	Useful life (years)
Leasehold improvements	3-10
Data handling equipment	3-5
Machinery and equipment	3-5
Vehicles	2
Furniture and fixtures	10

Expenditures that improve or extend the life of an asset are capitalized while repairs and maintenance expenditures are expensed as incurred.

(k)Long-lived assets

The Company assesses the recoverability of its long-lived assets, such as property and equipment and intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, then assets are required to be grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If the carrying amount of the assets exceeds the expected future undiscounted net cash flows to be generated by the assets, then an impairment charge is recognized to the extent the carrying amount of the asset exceeds its fair value. To date, no impairment losses have been recorded.

(l)In-process research and development

The cost of in-process research and development (“IPR&D”) acquired directly in a transaction is capitalized if the project will be further developed or has an alternative future use; otherwise, it is expensed. These assets are treated as indefinite-lived intangible assets until completion or abandonment of the projects, at which time the assets are amortized over the remaining useful life or impaired, as appropriate. These assets are tested at least annually or when a triggering event occurs that could indicate a potential impairment.  If impairment indicators are present or changes in circumstances suggest that an impairment may exist, an impairment analysis is performed by comparing the sum of the estimated discounted future cash flows, or fair value, to its carrying value on the consolidated balance sheet. An impairment loss is recognized if the carrying value of the intangible asset exceeds its fair value. To date, no impairment losses have been recorded.

(m)Leases

In accordance with ASC Topic 842, Leases, the Company classifies leases at the commencement date. At the commencement date of a lease, the Company recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The lease liability is measured at the present value of lease payments over the lease term. As the Company’s leases typically do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date taking into consideration necessary adjustments for collateral, depending on the facts and circumstances of the lessee and the leased asset, and term to match the lease term. The right-of-use (“ROU”) asset is measured at the initial lease liability amount and adjusted for initial direct costs incurred by the Company, lease incentives, and lease prepayments.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term. Lease agreements that contain both lease and non-lease components are generally accounted for as a single lease component.

(n)Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Such estimates include, but are not limited to, valuation of non-financial assets related to the contributions upon the closing of the joint venture agreement by Hyundai and Aptiv, unit-based compensation expense (valuation of the options and underlying units) and income taxes. Actual results could differ from those estimates. It is management’s opinion that the estimates applied in the accompanying consolidated financial statements are reasonable.

(o)Subsequent events

On March 14, 2024, Motional entered into an unsecured bridge facility with HMG Global LLC. The facility provides for borrowings up to an aggregate principal amount of $50 million, with an interest rate of 8.2% per annum and expires on December 31, 2029. Motional has drawn $50 million of the facility as of March 22, 2024. All events or transactions that occurred after December 31, 2023 through March 22, 2024, the date these consolidated financial statements were available to be issued, were evaluated by the Company. There were no additional material subsequent events.

(2) Going Concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. As reflected in the financial statements, the Company had an accumulated deficit at December 31, 2023, a net loss, and net cash used in operating activities for the reporting periods then ended. Based on our current operating plan, we believe that our cash and cash equivalents and marketable securities balance as of December 31, 2023 will not be sufficient to fund operations and capital expenditures for at least the twelve months following the issuance of these consolidated financial statements, and the Company will need to obtain additional funding. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

In order to continue as a going concern, the Company will need additional capital resources. Management's plan is to obtain such resources for the Company by obtaining capital from significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

(3) Marketable Securities

The following is a summary of marketable securities and their related unrealized gains and losses as of
December 31, 2023 and 2022 (in millions):

December 31, 2023	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government securities	$—	$—	$—	$—
Corporate debt securities	56	—	—	56
Total	$56	$—	$—	$56

December 31, 2022	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government securities	$10	$—	$—	$10
Corporate debt securities	516	—	(9)	507
Total	$526	$—	$(9)	$517

(4) Property and equipment

The following table represents the balances of property and equipment as of December 31, 2023 and 2022 millions):

	Balance at	Balance at
	December 31, 2023	December 31, 2022

Leasehold improvements	$36	$36
Data handling equipment	16	15
Machinery and equipment	40	43
Vehicles	154	112
Furnitures and fixtures	2	2
Construction in progress	5	11
Total	$253	$219
Less: accumulated depreciation	(172)	(98)
Total property and equipment, net	$81	$121

For the periods ended December 31, 2023, 2022, and 2021 the Company recorded depreciation expense of $89 million, $56 million, and $52 million, respectively.

(5) Goodwill and Intangible Assets

Intangible assets recognized in connection with the joint venture agreement are being amortized according to estimated usage over their useful lives. The estimated weighted average useful lives of the identified intangible assets are as follows:

Classification	Useful life (years)
Patents	15
Vehicle modification services	2*
Seconded employees	4**
Intellectual property rights	5
* Once vehicle is delivered **As services are provided

For the years ended December 31, 2023, 2022, and 2021 the Company recorded amortization expense with respect to the asset classes described above of $12 million, $12 million and $14 million, respectively. In 2022, the Company exchanged $15 million of the seconded employee commitment for certain intellectual property rights to the HMC vehicle platform. The following represents the composition of intangible assets (in millions):

	As of December 31, 2023
	Gross Carrying Amount	Vehicles Reclassed to Fixed Assets	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Patents	$95	$—	$(24)	$71
Vehicle modification services	53	(43)	—	10
Intellectual property rights	15	—	(5)	10
Seconded employees	25	—	(24)	1
In-process research and development	254	—	—	254
Total	$442	$(43)	$(53)	$346

	As of December 31, 2022
	Gross Carrying Amount	Vehicles Reclassed to Fixed Assets	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Patents	$95	$—	$(17)	$78
Vehicle modification services	107	(54)	—	53
Intellectual property rights	15	—	(3)	12
Seconded employees	25	—	(21)	4
In-process research and development	254	—	—	254
Total	$496	$(54)	$(41)	$401

The Company’s weighted average remaining amortization period is 12 years. Estimated amortization expense for the years ending December 31, 2024 through 2027 and thereafter is represented below (in millions). Note: the vehicle modification services represent the Company’s contractual rights to future vehicle deliveries. As vehicles are received, the related value will be reclassified from the intangible assets to fixed assets (vehicles).

Year ended December 31,	Estimated amortization expense
2024	$27
2025	$26
2026	$26
2027	$24
Thereafter	$232

The Company recognized goodwill of $1,806 million as a result of the joint venture agreement in March 2020. In 2023, 2022 and 2021, the Company completed a qualitative goodwill impairment assessment, and after evaluating the results, events and circumstances of the Company, we concluded that sufficient evidence existed to assert qualitatively that it was more likely than not that the estimated fair value remained in excess of its carrying value. Therefore, a quantitative impairment assessment was not necessary. No goodwill impairments were recorded in 2023, 2022 or 2021.

(6) Leases

The Company leases certain facilities under operating lease agreements that expire at various dates through 2030. The Company’s four primary facilities have a remaining lease term between 1 and 7 years, with two leases having options to extend for two 5 year terms and two leases having no option to extend. Some of these arrangements contain renewal options and require the Company to pay taxes, insurance, and maintenance costs. The Company’s incremental borrowing rate is estimated based on information available at lease commencement.

Supplemental information related to leases was as follows (dollars in millions):

	Year Ended December 31,
	2023	2022	2021

Operating lease expenses	$15	$15	$13

Operating lease cash outflows	14	15	12

	December 31,
	2023	2022

Weighted average remaining lease term	3.6 years	4 years

Weighted average discount rate	3.61%	3.63%

Maturities of lease liabilities as of December 31, 2023 were as follows (in millions):

2024	$14
2025	12
2026	9
2027	8
2028	8
Thereafter	5
Total undiscounted lease payments	$56
Impact of discount	(4)
Total lease liability	52
Operating lease liability short-term	13
Operating lease liability long -term	$39

	Year Ended December 31,
	2023	2022	2021
Operating lease right-of-use asset obtained in exchange for operating lease obligation	$4	$1	$17

(7) Description of Member Units

The Company has authorized the issuance of unlimited Preferred Units and Class A-1 Units, of which no Preferred Units and 400,000,000 Class A-1 units are outstanding, and has authorized 44,444,400 Class A-2 units of which 2,921,926 are outstanding as of December 31, 2023. The original issue price of Class A-1 units is $10 per unit. Class A-2 units are nonvoting and authorized for issuance solely pursuant to the Equity Incentive Plan.

The following is a summary of the material terms of our Unit holders (the “Members”) rights, privileges, and obligations.

Liability of the Members. Except as otherwise expressly provided in the Delaware Act, the debts, obligations and liabilities of the Company shall be solely the responsibility of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. Except as otherwise expressly provided in the Delaware Act, the liability of the Members shall be limited to the amount of Capital Contributions, if any, required to be made by such Members.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Members shall be entitled to a distribution of remaining cash or other assets following the payment of liquidation expenses and creditors’ liabilities. Any distributions will be shared among all Class A Members on a pro rata basis in proportion to their respective ownership interest.

Representation. The Board consists of six directors, three designated by Aptiv and three designated by Hyundai (together the "Board"). The Company shall be represented in all matters by the Board. The Board shall act upon a majority vote of those directors present and constituting a quorum. Each director shall be entitled to one vote. In the event the Aptiv or Hyundai Class A-1 participation interest ceases to be at least 50% but is at least 25%, the Member shall only be entitled to 2 directors. Should the Aptiv or Hyundai Class A-1 participation interest cease to be at least 25% but is at least 10%, the Member shall only be entitled to 1 director. If the Aptiv or Hyundai Class A-1 participation interest ceases to be at least 10%, the Member will not be entitled to appoint any directors.

Capital draws. At any time, the Board may give written notice to the Class A-1 Members of a capital requirement, to be paid to the Company by wire transfer, as a capital contribution, in an amount in cash designated by the Board. Class A-2 Members are not obligated to make any capital contributions.

(8) Unit-Based Compensation

The Company grants stock options, performance unit equivalents, restricted unit equivalents, and unit-based awards under the Company’s Equity Plan. Stock grant awards generally vest 25% after one year, then equally on an annual basis over the remaining 3 years of the service period.

Class A-2 Unit options

The number and weighted-average exercise prices of unit options under the Company’s Equity Plan were as follows:

	Number of options	Weighted average exercise price
Outstanding at December 31, 2022	12,904,249	$11.90
Granted	1,844,665	$12.14
Forfeited	(2,548,677)	12.21
Exercised	(446,400)	10.00
Outstanding at December 31, 2023	11,753,837	$11.94
Exercisable at December 31, 2023	3,960,395	$11.76

The weighted average inputs used in the measurement of the grant date fair values of the stock units granted in the period ended December 31, 2023, 2022, and 2021 were as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Expected volatility	80.0%	80.0%	60.0%
Expected life	5.0	5.0	5.0
Expected dividends	-	-	-
Risk-free interest rate	3.57%	4.29%	0.66%

The grant date fair value and exercise price are equal for all grants in the periods presented.

For the period ended December 31, 2023 and 2022, the weighted-average per unit fair value of options granted to employees was $8.03 and $8.22, respectively.

As of December 31, 2023, there was approximately $43 million of unrecognized compensation expense related to unvested unit options expected to be recognized through 2027.

Restricted stock units (“RSUs”)

The number and weighted-average grant date fair value of RSUs under the Company’s Equity Plan were as follows:

	Number of RSUs	Weighted average grant date fair value
Unvested at December 31, 2022	9,656,182	$12.18
Granted	8,364,045	$12.13
Forfeited	(2,517,262)	12.21
Vested	(2,432,900)	12.17
Unvested at December 31, 2023	13,070,065	$12.21

As of December 31, 2023, there was approximately $132 million of unrecognized compensation expense related to unvested RSUs expected to be recognized through 2027.

Defined Contribution Benefit Plan

The Company sponsors defined contribution plans for certain hourly and salaried employees. Expense related to the contributions for these plans was $14 million, $13 million and $8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(9) Income Taxes

The benefit for income taxes shown on the consolidated statements of operations differs from the amount that would result from applying the U.S. Federal statutory tax rate to income before taxes is primarily due to the change in the Company's valuation allowance and the impact of state taxes.

The components of the income tax provision are as follows (in millions):

	December 31, 2023	December 31, 2022	December 31, 2021
Current expense/(benefit):
Federal	$—	$2	$—
Foreign	—	—	—
Total current	$—	$2	$—

Deferred expense/(benefit):
Federal	$5	$4	$5
State	1	(1)	2
Total deferred	$6	$3	$7

Income tax expense/(benefit)	$6	$5	$7

The Company’s deferred tax assets and liabilities consist of the following (in millions):

	December 31, 2023	December 31, 2022
Deferred tax assets:
Net operating loss carryforwards	$302	$243
R&D credit carryforwards	5	5
Accrued expenses and other	8	9
Depreciation	11	2
Lease liability	11	13
R&D capitalization	126	61
Stock compensation	14	7
Other	—	2
Total gross deferred tax assets	477	342
Valuation allowance	(368)	(251)
Total net deferred tax assets	$109	$91

Deferred tax liabilities:
Goodwill & indefinite-lived intangibles	$89	$65
Intangibles	32	30
Operating lease ROU assets	10	12
Total deferred tax liabilities	$131	$107

Net deferred tax liability	$22	$16

Management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets including the future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and the result of recent operations. On the basis of this assessment, the Company determined that it is more likely than not that the Company will not realize the benefits of its federal, state, and foreign deferred tax assets due to the probability of future losses and the lack of sufficient sources of taxable income. As a result, a partial valuation allowance of $368 million and $251 million has been established as of December 31, 2023 and 2022, respectively. The Company recorded a change in its valuation allowance of $117 million, $122 million, and $115 million for the period ended December 31, 2023, 2022, and 2020, respectively.

As of December 31, 2023, the Company has federal and foreign net operating loss carryforwards of $1,397 million, which have indefinite carryforward periods, and state net operating loss carryforwards of $393 million which begin to expire in 2040. As of December 31, 2023, the Company has federal research and development tax credit carryforwards of $5 million which begin to expire in 2038.

Utilization of the U.S. federal and state net operating loss carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax liabilities, respectively. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the net operating loss carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. As of December 31, 2023 and 2022 the Company has recorded approximately $9 million of unrecognized tax benefits relating to prior years. The Company’s policy is to record interest and penalties relating to unrecognized tax benefits as part of its income tax provision. As of December 31, 2023 the Company has approximately $1 million of accrued interest related to its unrecognized tax benefits and no amount has been recognized in the Company’s consolidated statements of operations and comprehensive loss. Additionally, no changes to the Company’s unrecognized tax benefits are expected within the next twelve months.

The Company’s and its subsidiaries income tax return reporting periods since December 31, 2020 are open to examination by U.S. federal and state tax authorities. In addition, because the Company has net operating loss carryforwards, the Internal Revenue Service is permitted to audit earlier years and propose adjustments up to the amount of net operating loss generated in those years.

(10) Related-Party Transactions

The Company received cash payments from Aptiv for payments to employees under its long-term incentive program ($5 million related party receivables at December 31, 2022). These payments were paid to employees via the Company’s payroll and recorded as a related party receivable until received from Aptiv. The Company reimbursed Aptiv for vesting of legacy Aptiv equity awards held by Motional employees ($1 million accrued liabilities at December 31, 2022).  The Company has a $12 million related party receivable with Aptiv related to reimbursement of potential pre-JV uncertain tax positions.

The Company maintains a receivable of $6 million at December 31, 2023 and 2022 with Hyundai Motor Group for reimbursement of prototype components utilized for R&D and testing purposes.

For the period ended December 31, 2023, 2022, and 2021 the Company purchased components and professional services from Aptiv and Hyundai Motor Group for $22 million, $33 million, and $29 million, respectively.

In connection with the joint venture formation, Aptiv agreed to sublease certain office space to Motional, which has a remaining lease term of approximately 5 years as of December 31, 2023. Total expenses under the agreement were $4 million in each of the years ended December 31, 2023, 2022, and 2021, respectively.

(11) Commitments and Contingencies

Liabilities for any loss contingencies arising from claims, assessments, litigation, fines, and other matters are recorded when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. As of December 31, 2023, there were no required provisions related to such matters and the Company does not believe that such matters will have a material adverse effect on the Company’s consolidated operations, financial position, or liquidity.